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EXHIBIT 12.1

OREGON STEEL MILLS, INC.

STATEMENT RE: COMPUTATION OF RATIOS

(dollars in thousands)

	Years Ended December 31,							Nine Months Ended September 30,
	1997	1998		1999		2000	2001	2001	2002
Earnings (loss) as defined:
Income (loss) from operations before taxes	$18,617	$20,316		$32,970		$(29,481)	$(8,087)	$(9,261)	$17,692
Plus: Fixed charges (net of capitalized interest)	10,216	38,485		35,027		34,936	35,595	27,154	27,674
Minority interest	5,898	4,213		1,475		7	339	961	1,723

Earnings (loss)	$34,731	$63,014		$69,472		$5,462	$27,847	$18,855	$47,089

Fixed Charges as defined:
Interest expense, adding back capitalized interest and amortization of debt issue costs	38,032	39,699		35,968		35,730	36,279	27,802	28,320

Fixed Charges	$38,032	$39,699		$35,968		$35,730	$36,279	$27,802	$28,320

Ratio of Earnings to Fixed Charges(1)	—	1.6	x	1.9	x	—	—	—	1.7	x

(1)
For the purpose of determining the ratio of earnings to fixed charges, earnings consist of consolidated income (loss) before income taxes plus fixed charges (net of capitalized interest) and minority interest in income of majority-owned subsidiaries. Fixed charges consist of consolidated interest on indebtedness, adding back capitalized interest and amortization of debt issue costs. Fixed charges exceeded earnings by $3,301,000, $30,268,000 and $8,432,000 in the years ended December 31, 1997, 2000, 2001, respectively, and by $8,947,000 for the nine months ended September 30, 2001.

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EXHIBIT 12.1